UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

CHENIERE ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

16411Q101

(CUSIP Number)

Michael J. Wortley

700 Milam Street

Suite 1900

Houston, Texas 77002

(713) 375-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 16411Q101	Page 2 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cheniere Energy Partners LP Holdings, LLC 36-4767730
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,963,488 Common Units
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,963,488 Common Units
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,963,488 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%[1]
14	TYPE OF REPORTING PERSON OO - limited liability company

1	The percentages relating to common units reported herein are based on 57,102,848 common units outstanding as of April 29, 2016, as reported in the Form 10-Q filed with the Securities and Exchange Commission by the issuer on May 5, 2016.

SCHEDULE 13D

CUSIP No. 16411Q101	Page 3 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cheniere Energy, Inc. 95-4352386
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,963,488 Common Units
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,963,488 Common Units
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,963,488 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 16411Q101	Page 4 of 11

Explanatory Note

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) amends and restates in its entirety the Schedule 13D filed on February 14, 2008 (the “Original Filing”), as amended by Amendment No. 1 to Schedule 13D filed on February 17, 2009 (“Amendment No. 1”), as amended and restated in its entirety by Amendment No. 2 to Schedule 13D filed on October 3, 2011 (“Amendment No. 2”), as amended and restated in its entirety by Amendment No. 3 to Schedule 13D filed on June 21, 2012 (“Amendment No. 3”), as amended and restated in its entirety by Amendment No. 4 to Schedule 13D filed on August 9, 2012 (“Amendment No. 4”), as amended and restated in its entirety by Amendment No. 5 to Schedule 13D filed on July 31, 2013 (“Amendment No. 5”), as amended and restated in its entirety by Amendment No. 6 to Schedule 13D filed on December 17, 2013 (“Amendment No. 6”) and as amended by Amendment No. 7 to Schedule 13D filed on December 20, 2013 (“Amendment No. 7” and, together with the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the “Prior Filings”).

Item 1. Security and Issuer.

This Amendment No. 8 relates to the common units representing limited partner interests (the “Common Units” or “Issuer’s securities”) of Cheniere Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), which has its principal executive office at 700 Milam Street, Suite 1900, Houston, Texas 77002.

Item 2. Identity and Background.

(a) This Amendment No. 8 is being jointly filed by each of the following persons pursuant to Rule 13d-1(a) of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Cheniere Energy Partners LP Holdings, LLC, a Delaware limited liability company (“CQP Holdings”), by virtue of its direct beneficial ownership of approximately 21.0% of the outstanding Common Units and its ability to control the appointment of four of eleven directors of Cheniere Energy Partners GP, LLC (“CQP GP”), the general partner of the Issuer (as described further below); and (ii) Cheniere Energy, Inc., a Delaware corporation (“Cheniere Energy”), by virtue of its ownership of the outstanding common shares of CQP Holdings and its ability to control the appointment of four of the eleven directors of CQP GP. CQP Holdings and Cheniere Energy are collectively referred to herein as the “Reporting Persons.” Cheniere Common Units Holding, LLC (“CCUH”), Cheniere LNG Holdings, LLC (“LNG Holdings”) and Cheniere LNG, Inc. (“Cheniere LNG”) were formerly listed as reporting persons in Amendment No. 5; however, each of these entities was liquidated or merged out of existence as described further in Item 3.

The Reporting Persons have entered into a Joint Filing Agreement, dated December 17, 2013, a copy of which is attached hereto as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by each such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Amendment No. 8 held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Exhibit 99.2, attached hereto, which is incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 16411Q101	Page 5 of 11

(b) The business address of each of the Reporting Persons is 700 Milam Street, Suite 1900, Houston, Texas 77002.

(c) Each of the Reporting Persons is engaged in the energy business.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or directors listed on Exhibit 99.2 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December 13, 2013, Cheniere Energy completed a series of transactions to prepare CQP Holdings for an initial public offering and to simplify the entities through which Cheniere Energy owns 11,963,488 Common Units, 135,383,831 subordinated units representing limited partner interests in the Issuer (“Subordinated Units”), and 45,333,334 Class B units representing limited partner interests in the Issuer (“Class B Units”), as well as the general partner of, and certain incentive distribution rights (“IDRs”) issued by, the Issuer. As a part of these transactions, CCUH, LNG Holdings, Cheniere LNG, Cheniere Subsidiary Holdings, LLC (“CSH”), Cheniere Class B Units Holdings, LLC (“CBUH”) and certain other Cheniere subsidiaries were liquidated or merged out of existence with the result that (1) CQP Holdings, a new wholly owned subsidiary of Cheniere Energy, became the direct owner of all Common Units, all Subordinated Units and all Class B Units of the Issuer formerly owned directly by CCUH, CSH and CBUH and (2) the ownership of Cheniere LNG Holdings, LLC (“GP Holdco”), the direct owner of CQP GP, was shifted from one wholly-owned subsidiary of Cheniere Energy to a different wholly owned subsidiary. In addition, Cheniere Energy exchanged its limited liability company interests in CQP Holdings for 195,700,000 common shares of CQP Holdings.

Having completed the foregoing actions, Cheniere Energy directly owns all of the outstanding common shares of CQP Holdings, and CQP Holdings directly owns all of the Common Units, Subordinated Units and Class B Units in the Issuer that were formerly owned by various other subsidiaries of Cheniere Energy prior to such actions. In addition, CQP Holdings owns a non-economic interest in GP Holdco that will allow CQP Holdings to indirectly control the appointment of four of the eleven members to the CQP GP board to oversee the Issuer’s operations. Cheniere Energy also owns (indirectly) the IDRs and all of the economic rights in CQP GP. By virtue of its ownership of the sole director voting share of CQP Holdings, Cheniere Energy will be able to amend CQP Holdings’ limited liability company agreement and elect and remove the members of its board of directors.2

On December 18, 2013, CQP Holdings completed an initial public offering of 36,000,000 of its common shares (the “IPO”). After the conclusion of such IPO, the public owned approximately 15.5% of the outstanding CQP Holdings common shares. CQP Holdings used the net proceeds of the initial public offering (approximately $668.2 million) to repay intercompany indebtedness and payables (in the aggregate amount of approximately $259.8 million) and otherwise to distribute a dividend to Cheniere Energy with the remaining proceeds.

[2]	If Cheniere Energy relinquishes the director voting share, which it may do in its sole discretion, or ceases to own greater than 25% of CQP Holdings’ outstanding shares, CQP Holdings’ non-economic voting interest in GP Holdco would be extinguished.

SCHEDULE 13D

CUSIP No. 16411Q101	Page 6 of 11

On November 19, 2014, pursuant to the Share Redemption Agreement, dated November 13, 2014, between Cheniere Energy and CQP Holdings, CQP Holdings redeemed from Cheniere Energy 10,100,000 common shares of CQH Holdings for an aggregate redemption price of approximately $229 million, which represents the net proceeds to CQP Holdings from its public offering of its common shares consummated on November 19, 2014 (the “2014 Offering”), after deducting underwriting discounts and expenses of the 2014 Offering. CQP Holdings funded the redemption with the net proceeds from the 2014 Offering.

Earlier purchases of the Issuer’s equity securities by the Reporting Persons are described in the Prior Filings.

Item 4. Purpose of the Transaction.

The Reporting Persons acquired the Common Units reported herein solely for investment purposes. For further information concerning the acquisitions of the Issuer’s securities by the Reporting Persons and/or their predecessors in interest, please see the Prior Filings.

The Reporting Persons may, either directly or through one or more affiliates, from time to time or at any time and subject to market and general economic conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of such Common Units now owned or hereafter acquired to one or more purchasers. In addition, the Reporting Persons may, in one or more transactions, seek to consolidate assets held by the Reporting Persons and their affiliates, including the assets owned by the Issuer. However, pursuant to its limited liability company agreement, CQP Holdings is prohibited from selling any of the Issuer’s securities that it owns (except with the consent of Cheniere Energy and holders of a majority of its outstanding common shares).

As of the date of this Amendment No. 8 and except as disclosed herein, the Reporting Persons have no plans or proposals which relate to or would result in any of the following actions:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e) Any material change in the present capitalization or dividend policy of the Issuer, except that the Reporting Persons may cause the Issuer to change its distribution policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

SCHEDULE 13D

CUSIP No. 16411Q101	Page 7 of 11

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5. Interests in Securities of the Issuer.

(a) CQP Holdings is the record and beneficial owner of (i) 11,963,488 Common Units, which in the aggregate represents approximately 21.0% of the outstanding Common Units, (ii) 45,333,334 Class B Units, which in the aggregate represents approximately 31.2% of the outstanding Class B Units which are convertible into Common Units upon the satisfaction of certain conditions, and (iii) 135,383,831 Subordinated Units which are convertible into an equal number of Common Units upon the satisfaction of certain conditions.

Cheniere Energy does not directly own any units of the Issuer. By virtue of its ownership of approximately 80.1% of the outstanding common shares of CQP Holdings as well as its right to appoint the board of directors of CQP Holdings, Cheniere Energy may be deemed to possess indirect beneficial ownership of the Common Units, Subordinated Units and Class B Units beneficially owned by CQP Holdings.

The filing of this Schedule 13D/A shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D/A other than securities owned of record by such Reporting Person.

Except as indicated in this Item 5 or as set forth in Exhibit 99.2, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Exhibit 99.2 to this Schedule 13D/A owns beneficially, or has any right to acquire, directly or indirectly, any Common Units.

(b) CQP Holdings has the shared power to vote or direct the vote of the 11,963,488 Common Units beneficially owned by it. CQP Holdings also has the shared power to vote or direct the vote of the 45,333,334 Class B Units owned by it. Each Class B Unit has the same power to vote as a Common Unit and owners of either security generally vote together as a single class. CQP Holdings’ shared voting power over the Class B Units beneficially owned by it together with the Common Units beneficially owned by it represent approximately 26.7% of the voting power of the currently outstanding Class B Units and Common Units voting together as a single class. CQP Holdings also has the shared power to vote or direct the voting of 135,383,831 Subordinated Units which are convertible into an equal number of Common Units upon the satisfaction of certain conditions. CQP Holdings’ voting power is shared with Cheniere Energy, which owns approximately 80.1% of the outstanding common shares of CQP Holdings and has the right to appoint the board of directors of CQP Holdings.

CQP Holdings also has the shared power to dispose of or cause the disposition of the Common Units, Class B Units and Subordinated Units beneficially owned by it. CQP Holdings’ dispositive power is shared with Cheniere Energy, which owns approximately 80.1% of the outstanding common shares of CQP Holdings, has the right to appoint the board of directors of CQP Holdings and – pursuant to its limited liability company agreement – has the right to consent to any disposition of Issuer securities by CQP Holdings.

The filing of this Amendment No. 8 shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D/A other than securities owned of record by such Reporting Person.

(c) Except as otherwise described herein, the Reporting Persons have not entered into any transactions in the Issuer’s securities effected within the 60 days preceding this filing.

SCHEDULE 13D

CUSIP No. 16411Q101	Page 8 of 11

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units being reported on this Amendment No. 8.

(e) Not applicable.

Item 6. Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1*	Joint Filing Agreement

Exhibit 99.2	Additional Information Regarding Reporting Persons

*	Previously filed

SCHEDULE 13D

CUSIP No. 16411Q101	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

May 13, 2016

CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

By:	/s/ Michael J. Wortley
Michael J. Wortley
Title:	Chief Financial Officer

CHENIERE ENERGY, INC.

By:	/s/ Michael J. Wortley
Michael J. Wortley
Title:	Senior Vice President and Chief Financial Officer